EXHIBIT 99.3

OLICOM A/S

Kongevejen 239, DK-2830 Virum

CVR No. 76 80 00 14

ANNUAL REPORT

Year ended December 31, 2004
20th financial year

TABLE OF CONTENTS

Page
STATEMENTS	2
Management Statement	2
Independent Auditors’ Report	3

MANAGEMENT REPORT	4
General Information	4
Board of Directors and Executive Management	5
Business Concept and Goals — Olicom A/S	6
Highlights of the Year — Olicom A/S	6-7
Selected Financial Data — Olicom A/S	8
The Directors’ Report — Olicom A/S	9-14
Shareholder Data — Olicom A/S	15-16
Financial Discussion — Olicom A/S	17-18
Business Concept and Goals — the Group	19
Highlights of the Year — the Group	19-20
Group Structure	20
Selected Financial Data — the Group	21
The Directors’ Report — the Group	22
Financial Discussion — the Group	23-24

PARENT AND GROUP COMPANY FINANCIAL STATEMENTS – JANUARY 1 – DECEMBER 31	25
Accounting Policies	25-31
Statement of Income – the Parent Company	32
Balance Sheet – the Parent Company	33-34
Statement of Equity – the Parent Company	35-36
Notes – the Parent Company	37-42
Statement of Income – the Group	43
Balance Sheet – the Group	44-45
Statement of Equity – the Group	46
Statement of Cash Flow – the Group	47
Notes – the Group	48-55

MANAGEMENT STATEMENT

The Board of Directors and the Executive Management have today presented the Annual Report 2004 for Olicom A/S.

The Annual Report has been prepared in accordance with the Danish Company Accounts Act, the Danish Accounts Instructions and the guidelines for public companies established by the Copenhagen Stock Exchange. We consider the financial estimates to be proper and in our opinion the Annual Report includes the information relevant in order to evaluate the Group’s and the Parent Company’s financial position. We are of the opinion that the Annual Report gives a true and fair view of the Group’s and the Parent Company’s assets, liabilities and financial position as of December 31, 2004 and of the Group’s and the Company’s activities and the Group’s cash flow for financial year January 1 to December 31, 2004.

The Annual Report is submitted for adoption by the Annual General Meeting.

Virum, March 22, 2005

Executive Management:

Boje Rinhart
President, CEO

Virum, March 22, 2005

Board of Directors:

Eric Korre Horten Chairman	Ralf Egede Andersen Deputy Chairman

Steen Lohse	Torben Jacobsen

Lars Stig Nielsen

Adopted at the Annual General Meeting, April 28, 2005

Chairman of the Meeting

INDEPENDENT AUDITORS’ REPORT

For the shareholders of Olicom A/S

We have audited the Annual Report for Olicom A/S for the financial year January 1 – December 31, 2004, which has been prepared in accordance with the Danish Company Accounts Act and the guidelines for public companies established by the Copenhagen Stock Exchange.

The Company’s Management is responsible for the Annual Report. It is our responsibility to arrive at a conclusion about the Annual Report based on our audit.

The Audit

We have conducted our audit in accordance with the Danish auditing standards. These standards require that we plan and conduct our audit with a view to obtaining a high degree of assurance that the Annual Report is free from material misstatements. Our audit includes a spot check investigation of information that supports the amounts and disclosures in the Annual Report. The audit further includes our assessment of the accounting policies applied by the Management and the material estimates made by the Management. In addition, we have evaluated the overall adequacy of the presentation in the Annual Report. It is our opinion that our audit forms an adequate basis for us to render a conclusion.

Our audit has not resulted in any qualifications.

Conclusion

In our opinion the Annual Report has been presented in accordance with the Danish Company Accounts Act and the Danish accounting standards and presents fairly the Group’s and the Parent Company’s assets, liabilities and financial position as at December 31, 2004 and the result of the Group’s and the Parent Company’s activities and the Group’s cash flow for the financial year January 1 to December 31, 2004, in accordance with the Danish Company Accounts Act, and the guidelines for public companies established by the Copenhagen Stock Exchange.

Copenhagen, March 22, 2005

Ernst & Young	KPMG C. Jespersen
Statsautoriseret Revisionsaktieselskab	Statsautoriseret Revisionsinteressentskab

Peter Hertz	Søren Strøm	Sven Carlsen	Søren P. Krejler
State Authorized Public Accountants		State Authorized Public Accountants

GENERAL INFORMATION

Name, address and date of incorporation
Olicom A/S
Kongevejen 239
DK-2830 Virum

Phone: +45 45 27 00 00
Fax: +45 45 27 00 01
Home page: www.olicom.com
E-mail: info@olicom.com

Olicom A/S was incorporated on December 12, 1984.

Registered Office
Olicom A/S’s registered office is located in the municipality of Soelleroed.

Registration
Olicom A/S is registered with the Danish Commerce and Companies Agency under
CVR No. 76 80 00 14.

Financial Year
Olicom A/S’s financial year is the calendar year.

Independent Public Auditors
Ernst & Young
Statsautoriseret Revisionsaktieselskab
Tagensvej 86
DK-2200 Copenhagen N

KPMG C. Jespersen
Statsautoriseret Revisionsinteressentskab
Borups Allé 177
P.O. Box 250
DK-2000 Frederiksberg

Bankers
Nordea Bank Danmark A/S
Vesterbrogade 8
DK-0900 Copenhagen C

Annual General Meeting
Olicom’s Annual General Meeting will be held at the Radisson SAS Scandinavia Hotel, Copenhagen, Denmark, on Thursday, April 28, 2005 at 3.00 p.m.

BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT

Board of Directors:

Eric Korre Horten , Chairman
Chairman of the Board of Directors of Sense A/S, PLH Arkitekter A/S, Tegnestueholding A/S and
Wapmore A/S and member of the Board of Directors of Neohorm A/S, Arkitektpartnerholding A/S, Candor
Kemiske A/S, Grundstenen A/S, IOB Holdings A/S and Chempaq A/S

Ralf Egede Andersen, Deputy Chairman
Chairman of the Board of Directors of Advoforum A/S, CAPTO A/S and 3Dfacto A/S and member of the Board of Directors of Tpack A/S.

Torben Jacobsen, Managing Director, CEO
Managing Director of Ibsen Photonics A/S, Chairman of the Board of Directors of Hymite A/S and Photonics Management A/S and member of the Board of Directors of Ferroperm Optics A/S and Innkomplementar A/S.

Steen Lohse, Investment Director
Manager of Dansk Udviklingsfinansiering A/S and Vertex Venture Danmark A/S, Chairman of the Board of Directors of ISIC A/S and member of the Board of Directors of Dansk Udviklingsfinansiering A/S, Maconomy A/S, Upfront Chromatography A/S, Saxotech A/S, Vertex Venture Denmark A/S and Hymite A/S.

Lars Stig Nielsen, Director
Member of the Board of Directors of Infopaq International A/S and Petersminde Teglværk A/S.

Executive Management:

Boje Rinhart, President and Chief Executive Officer
Member of the Board of Directors of LH Comlog A/S, Sifira A/S and Danacell A/S.

BUSINESS CONCEPT AND GOALS OLICOM A/S

Business Concept

The Olicom Group’s (the “Company’s”) business concept is to take an active part in the development of new products and services based on innovative technology within information and communication technology. Investment opportunities are identified through the Company’s own research as well as through cooperation with newly established companies, which are offered seed and venture financing and access to the Company’s established business network and infrastructure.

Long-term Goals

The Company’s general goal is to increase the Company’s market value through creative development of portfolio companies and subsequent divestment thereof. The anticipated time frame for the Company’s investments is 3 to 5 years.

HIGHLIGHTS OF THE YEAR — OLICOM A/S (THE PARENT COMPANY)

A change in the interpretation of the Danish Company Accounts Act has resulted in venture investment companies now being considered to be obligated to prepare group financial statements in which the financial statements of portfolio companies, which also qualify as being subsidiaries, are consolidated even though such companies only are held for the purpose of a later sale. As a result of the foregoing, Olicom is required to prepare group financial statements in which the financial statements for Interactive Televison Entertainment ApS (”ITE”) are consolidated with those of Olicom. The accounting policy to be applied in group financial statements is such that ITE is not included at market value but at equity value accounted for since the dates of Olicom’s acquisition of shares in ITE in June 2001 and July 2002. Olicom considers that the results of its venture investment activities are best reflected in the financial statements for Olicom A/S in which ITE and the other portfolio companies are included at market value. The Company has therefore chosen to comment especially on the financial statements for Olicom A/S.

Operations

•	For 2004, the Company’s net result was a loss of tDKK 21,394, which corresponds to the previously announced expectations for 2004 at the time of presenting the 3. quarter statement for 2004.

•	The result of primary operations was a loss of tDKK 22,385, of which valuation adjustments of portfolio companies amounted to (tDKK 15,000).

•	Discontinued business operations resulted in income of tDKK 438, which primarily relates to the reversal of previously made provisions regarding product waranty.

Investments

During 2004, the Company made investments in, and concentrated on the continued development of, only its existing portfolio companies.

HIGHLIGHTS OF THE YEAR — OLICOM A/S (THE PARENT COMPANY) (CONTINUED)

Developments in 2005

Since the end of the financial year, the Company has entered a 3-year loan agreement, which increased the Company’s cash position by DKK 10 million. A non-related party provided the loan. As part of the agreement Olicom sold 418.969 treasury shares to the lender, which are being offset against the loan. The shares amount to 2.4% of the Company’s share capital, and following this transaction Olicom did not hold any treasury shares.

The lender has further been granted an option to purchase up to a total of 1,529,000 shares in Olicom, corresponding to 8.8% of the Company’s present share capital. If the option is exercised, the purchase price per share will be DKK 7.70, corresponding to the market value when the loan was offered. The share purchase option may be exercised between May 1, 2005, and December 31, 2008. In case of exercise of the option Olicom may at its own discretion choose to settle by paying an amount equal to the difference between the then current market value and the exercise price of the option shares.

SELECTED FINANCIAL DATA FOR OLICOM A/S (VENTURE COMPANY)

The overview below shows the key figures for the Company’s venture investment activities. The figures for 2000 – 2003 are group figures for the venture investment activities, while the figures for 2004 are the figures for Olicom A/S.

Key Figures (in thousands except per share amounts, return on equity and number of employees):

	2000	2001	2002	2003	2004
CONSOLIDATED STATEMENT OF INCOME
Valuation adjustments of portfolio companies	(2,609)	(27,739)	(22,790)	4,035	(15,000)
Administrative expenses	24,569	17,249	16,733	11,220	7,385
Income (loss) from primary operations	(27,178)	(44,988)	(39,523)	(7,185)	(22,385)
Other operating income	175	810	593	877	1,129
Other operating expenses	198	796	598	877	1,129
Foreign currency gains and losses	20,132	101	(113)	306	286
Other financial items, etc.	5,817	6,820	6,380	1,470	267
Income (loss) before income tax	(1,252)	(38,053)	(33,261)	(5,409)	(21,832)
Income tax of net income	0	0	0	0	0
Ordinary result after tax	(1,252)	(38,053)	(33,261)	(5,409)	(21,832)
Income of discontinued business operations	82,735	42,972	15,025	14,623	438
Net income (loss)	81,483	4,919	(18,236)	9,214	(21,394)

BALANCE SHEET DATA
Working capital	221,204	181,410	116,902	105,482	88,973
Total assets	308,271	286,898	248,718	243,428	221,840
Total shareholders’ equity at year-end	243,100	244,347	227,034	236,591	215,197

TANGIBLE FIXED ASSETS
Purchase of tangible fixed assets, gross	304	1,361	22	129	16

KEY FIGURES
Book value per share at year-end	13.96	14.27	13.40	13.97	12.70
Share price at year-end (DKK)	10.96	8.67	4.98	7.64	7.23
Return on equity (%)	39.6	2.0	(7.7)	4.0	(9.5)
Earnings (loss) per share	4.6	0.28	(1.07)	0.54	(1.26)
Weighted average shares outstanding	17,726	17,294	17,035	16,938	16,938
Number of employees at year-end	10	10	10	6	5

The key figures for 2000 to 2001 have been adjusted to comply with the applied accounting policies for 2002 and forward. The key figures have been prepared in accordance with the Association of Danish Financial Analysts’ “Recommendations and Key Figures 2005”. Reference is made to definitions and terms in applied accounting policies.

THE DIRECTORS’ REPORT — OLICOM A/S

Olicom A/S in 2004

Since May 2000, the Company has carried on a venture capital business with a view to creating value through the development of new products and services based on innovative technology within information and communication technology.

In addition to its listing on the Copenhagen Stock Exchange, Olicom’s common shares are quoted on the NASD Other OTC. The Company continues to seek to deregister the Company’s shares in the U.S.

In accordance with its new strategy, the Company made 13 investments in 2000 — 2002, while no investments were made in new portfolio companies during 2003 and 2004. The Company has in 2004 primarily concentrated on the continued development of existing portfolio companies. One investment was exited at a loss in 2001, while four investments were wound up at a loss in 2002. No investments were exited or wound up in 2003 or 2004, cf. the description of Decuma below.

Investments in Portfolio Companies

At year-end, the Company’s portfolio consisted of investments in eight companies.

Sifira A/S

Sifira has developed a number of messaging products reaching from a simple web-based answering machine with optional extra functionalities to advanced solutions for small and medium sized companies. During 2004 Sifira made further developments to its voicemail and also launched Who-Called-Me and CallRecorder services. The products are sold in Scandinavia on a service or license basis to mobile and fixed wire operators and service providers. Longer than anticipated sell-in periods meant that Sifira did not reach a balanced cash flow in 2004. Sifira is currently negotiating with more telephone companies, and if some of these negotiations are successful, Sifira should experience a balanced cash flow in 2005. At year-end, the Company had invested DKK 18 million in Sifira and owned 57.2% of the company. Furthermore, the Company has granted a loan to Sifira. Sifira has 14 employees.

Interactive Television Entertainment ApS

Interactive Television Entertainment ApS (“ITE”) is especially known for its Hugo game character, which today is present in more than 30 geographical markets. The company’s main activity is the publishing of games for PC, Sony Playstation and mobile phones. In certain markets the sale of games is supported by ITE’s interactive TV concept. In 2004 ITE showed progress especially in the Russian and Polish markets. Also in 2004 ITE launched a daily TV show in China. Due to increased revenues and expense reductions ITE obtained an improved result at EBITDA level. In 2005 ITE expects to further improve both revenues and result. The Company has invested DKK 22.4 million in ITE and owns 100% of the company. Furthermore, the Company has granted a loan to ITE. ITE has 37 employees.

THE DIRECTORS’ REPORT — OLICOM A/S (CONTINUED)

Hymite A/S

Hymite develops and markets technologies and products for hermetic sealing of semiconductor components, optical components and MEMS (Microelectromechanical systems) integrated circuits. Hymite’s concept for multifunctional optical modules are expected to provide substantial cost savings compared to existing state-of-the-art technologies, where components are separately deployed. Hymite has several patents pending on the basis of its technology. During 2003 and 2004, Hymite signed a number of cooperation agreements concerning the development of prototypes, which are expected to lead to volume agreements or license agreements where the customer is responsible for the volume production. In March 2004 Hymite raised DKK 72 million in a new investment round with German-American Techno Venture Management and Swedish InnovationsKapital as lead investors. All existing investors comprising Vertex Management, Dansk Kapitalanlæg, Vækstfonden and Olicom participated in the round. The funding round was completed in February 2005 in accordance with the terms of the agreement. The Company has invested DKK 14.4 million in Hymite and owns 10.9% of the company. Furthermore, the Company has granted a loan to Hymite, which was converted to equity in February 2005. At its offices in Lyngby and Berlin, Hymite has 32 employees in total.

LH Comlog A/S

Comlog is a mobile data technology company, which develops and markets fleet management systems for the transportation industry. Comlog has developed a range of mobile data terminals based on GSM and GPRS mobile data technology and GPS – the satellite based global positioning system. The GSM/GPRS technology enables terminals to send and receive data in most of the world, and the GPS system enables the terminals to determine their geographical position accurate to a few meters. During 2004 Comlog improved its systems integration to the customers’ existing software systems. In 2004, Comlog experienced a growth in turnover of 45%, which in part is due to the company’s progress in the German market. Further progress is expected in 2005. The Company’s investment in Comlog, which was made in cooperation with a Danish investor, amounts to DKK 12.5 million and the Company owns 22.5% of Comlog. Comlog has 28 employees.

Scalado AB

Scalado, which is located in Lund, Sweden, has developed solutions and applied for patents for rendering and transferring digital image information independent of communication technology. Due to the rapidly increasing popularity of cameras integrated in mobile phones, Scalado decided in 2003 to focus on this market, as the company’s technology is very suitable for supporting the use of cameras in mobile phones and other handheld devices. Scalado’s technology solves the problems related to small bandwidth and CPU and memory restrictions in handheld devices. During 2004 Scalado signed agreements with producers of mobile phones such as Nokia, SonyEricsson and others. The company expects that additional agreements will be signed in 2005. In August 2004 Scalado raised DKK 12.3 million in a financing round with Swedish venture capital company Industrifonden as lead investor. Olicom converted a loan and invested a total of DKK 5.8 million as part of the round. The Company has invested DKK 25.5 million in Scalado and owns 48.2% of the company. Furthermore, the Company has granted a convertible loan to Scalado. Scalado has 15 employees.

THE DIRECTORS’ REPORT — OLICOM A/S (CONTINUED)

Decuma AB

Decuma, which is also located in Lund, Sweden, develops and markets handwriting recognition software for handheld devices like mobile phones, PDAs, PC Tablets and digital pens. In December 2004 Canadian Zi Corporation, who is a leading supplier of intelligent interface solutions, acquired Decuma’s activities. Zi Corporation acquired all intellectual property rights, assets and receivables from Decuma in return for shares in Zi Corporation. The transaction closed in January 2005 after approval by Decuma’s shareholders and assignment of certain contracts and business relationships from Decuma to Zi Corporation. Decuma is expected to be liquidated in 2005 following which the payment from Zi Corporation will be distributed to Decuma’s shareholders. In 2004 Olicom wrote down the value of its DKK 14.3 million investment in Decuma to reflect the anticipated value of the Company’s share of the liquidation proceeds.

Danacell A/S

Danacell has developed and patented a new type of polymer membrane electrolyte for use in rechargeable lithium polymer and lithium ion batteries. The advantages of the membrane are expected to be a substantially increased energy density as well as a substantially increased peak current. It is expected that the underlying principles for Danacell’s patented polymer technology can be used to develop polymers that increase the efficiency of fuel cells. In 2004 the company concentrated on documenting the technology’s advantages. This work has now been completed, and the company will seek to sell the project during 2005. The Company has invested DKK 1.2 million in Danacell and owns 16.7% of the company. Furthermore, the Company has granted a loan to Danacell.

Tpack A/S

Tpack develops technology and products which enable suppliers of optical SONET/SDH transmission systems to upgrade their products to support new intelligent data services based on IP and Ethernet like VPN (Virtual Private Network), dynamic adjustment of bandwidth and QoS (Quality of Service). Tpack’s solutions aim at operators who seek new ways to increase their revenue and who wish to reduce their operating expenses without making new big investments. Tpack enables operators to expand their existing network with new data services for IP, VPN and Ethernet at the same time as the utilization of bandwidth is improved. The demand for Tpack’s technology has been very strong, and in 2003 Tpack signed cooperation agreements with two very important players on the world market for equipment and chips for Ethernet over SDH and Sonet. In 2004 Tpack experienced strong interest for its technology and products and further agreements were entered. Measured in DKK, signed contracts are expected to secure Tpack a turnover of a double-digit amount in millions over the coming years. The Company has invested DKK 12.5 million in Tpack and owns 22.3% of the company. The investment was made in cooperation with an international group of investors. Tpack has 48 employees.

THE DIRECTORS’ REPORT — OLICOM A/S (CONTINUED)

Divested and Discontinued Business Operations

During the last half of 1999, the Company sold its main activities in three transactions with Madge Networks, N.V., Intel Corporation and Motorola, Inc., respectively. In 2003, the Company continued to fulfil the obligations which the Company assumed in connection with transactions implemented in 1999. The Company’s restructuring has generally been completed with lower costs than expected when the Company announced its 2002 full-year result. Accordingly, part of the provisions with respect to the 1999 transactions and subsequent restructuring has been reversed.

A few activities in connection with the restructuring remain outstanding. These primarily relate to the final winding up of foreign subsidiaries. The Company has accrued provisions to cover the currently expected costs in this regard.

The Company’s discontinued production of equipment used in local area networks was undertaken by contract manufacturers in Thailand, from where the equipment was exported to Denmark. For this importation, the Company paid customs duty in accordance with the rating specified by the Danish customs authorities. In 2001, the EU Court of Justice rendered a judgment that directed that a lower rate of customs duty be utilized with respect to the importation of the above-mentioned equipment than the one applied by the Company from 1996 to 1999. In this connection, the Company made a demand for a refund of excess customs duties paid from 1996 to 1999. On the basis of the available information from the customs authorities, the Company recorded DKK 29 million as income in the Financial Statements for 2001, representing the expected refund with the addition of interest through year-end. As the final settlement of the accepted part of the Company’s demand was higher than estimated, a further amount of DKK 5.9 million was recorded as income in 2002. The Company filed an appeal to the National Tax Tribunal concerning the part of the judgment from February 18, 2002, as to which the court has previously found against Olicom. The National Tax Tribunal rendered a decision on March 21, 2003 upholding the Company’s alternative claim, and an additional amount of DKK 2 million has been recorded as income in the Financial Statements for 2003. As regards the Company’s primary claim, this has been appealed to the High Court. A final decision is expected during 2005. If the appeal is successful, the Company will receive a refund in the amount of DKK 2.0 million plus interest.

Results

For 2004, the Company’s net result was a loss of DKK 21.4 million, which corresponds to the previously announced expectations for 2004 at the time of presenting the 3rd quarter statements for 2004 of a loss of DKK 22- 25 million.

Quotation in the U.S.

As Olicom’s shares are predominantly traded on the Copenhagen Stock Exchange, the Company has therefore concluded that the substantial current expense in connection with the quotation of Olicom’s shares in the U.S. is no longer justified and the Company should seek to deregister its common shares in the U.S. Deregistration of Olicom’s shares in the U.S. can take place when the number of shareholders resident in the U.S. is 300 or less. In this connection, during 2002 the Company bought 187,978 shares in the U.S. with the purpose of reducing the number of shareholders in the U.S. However, as the number of shareholders in the U.S. currently remains above 300, the Company has explored other ways to obtain deregistration, but so far with no positive result; in 2005, the Company will continue its efforts to obtain deregistration of its common shares in the U.S.

THE DIRECTORS’ REPORT — OLICOM A/S (CONTINUED)

Special Risks

The Company’s assets are mainly shares in and loans to start-up companies. The biggest risk for the Company is the portfolio companies’ possible failure to execute their business plans. Significant deviations from these business plans can result in a change in the value of existing investments and in the portfolio companies’ ability to pay interest and repay the loans. Through representation in the board of director and other activities, the Company advises the portfolio companies regarding their business plans.

Shares in portfolio companies are measured at fair value. As the portfolio consists of unlisted shares, it is not possible to state a precise market value.

The maximum credit risks on loans to portfolio companies are the booked value of DKK 84 million. These loans carry interest with various fixed rates and on terms which have been adapted to each borrower’s special situation.

The Company seeks to cover its future cash requirements through divestment of portfolio companies and portfolio companies’ repayment of loans in connection with divestment. In case divestment is not obtained the Company will need to seek financing through borrowing and/or additional equity based on market conditions at the time. Cash considerations may cause the Company not to participate in further investments in portfolio companies at the risk that the Company’s ownership is diluted, thereby causing a decrease of its value.

Corporate Governance

The Board of the Company has considered the recommendations for Corporate Governance issued by the Nørby Committee in November 2001. The Company follows the relevant recommendations with only a few exceptions.

Know-how

It is the Company’s objective to provide extensive hands-on support and to offer portfolio companies an experienced management team with background from the high-tech sector. This makes heavy demands on the Company’s management and other employees to keep current with developments within the information and communication technology industry.

At the same time, the support needed by each portfolio company is individual, for which reason the employee’s personal knowledge plays a decisive part.

Developments in 2005

Since the end of the financial year, the Company, entered a 3 year loan agreement, which increases the Company’s cash position by DKK 10 million. A non-related party provided the loan. As part of the agreement Olicom sold 418,969 treasury shares to the lender, which is being offset against the loan. The shares amount to 2.4% of the Company’s share capital, and following this transaction Olicom does not hold any treasury shares.

The lender was also granted an option to purchase up to a total of 1,529,000 shares in Olicom, corresponding to 8.8% of the Company’s present share capital. If the option is exercised, the purchase price per share will be DKK 7.70, corresponding to the market value when the loan was

THE DIRECTORS’ REPORT — OLICOM A/S (CONTINUED)

Developments in 2005 (continued)

offered. The share purchase option may be exercised between May 1, 2005, and December 31, 2008. If the option is exercised of the option Olicom may, at its own discretion, choose to settle by paying an amount equal to the difference between the then current market value and the exercise price of the option shares.

Expectations for 2005

During 2005 the Company will focus its efforts on the further development of its existing portfolio and on the sale of those portfolio companies which the Company considers ready for such sale. With a view to better exploit the Company’s management capacity, the Company will look into the possibilities of further developing the cooperation with other venture capital companies as well as with institutional investors. Olicom does not expect to participate by significant amounts in possible follow-on investments in portfolio companies. The Company believes that during 2005 only a few of its portfolio companies are at risk of deviating so significantly from the current expectations to their further development that this will cause a further write down of their estimated market value by the end of 2004 as a consequence of substantial deviation from the present expectations of portfolio companies. The Company cannot exclude the possibility of having to make write downs due to dilution of the Company’s shareholdings as a consequence of the Company not participating in follow-on investment rounds due to cash position considerations. Write downs may also happen if Olicom, from a longer term perspective, wishes to offer particularly attractive terms to new investors whom Olicom believes will cause an accelerated value growth and which exceeds the value of a temporary write down. Currently, the Company is in the initial stages of negotiation with such a particularly qualified investor about an investment in a portfolio company. If final agreement is reached the Company expects to make a significant, but in the opinion of the Company, temporary write down.

The Company is actively pursuing exit sales of those portfolio companies which it considers to be ready for a sale. Whether such exits can be carried through is uncertain, for which reason the Company’s expected result for 2005 does not include possible profits from exits. Assuming that it will not be necessary to write off portfolio investments and assuming that significant write downs the value thereof will not be made during 2005, the Company expects a negative result for 2005 in the order of DKK 10 – 15 million.

Dividends

It is proposed that no dividends are paid for 2004.

SHAREHOLDER DATA

Share Capital

The Company’s share capital amounts to tDKK 4,339 distributed on 17,357,295 shares of DKK 0.25.

SHAREHOLDER DATA

The Company’s Board of Directors is authorized by the Annual General Meeting, according to the Board of Director’s decision as to time and terms, to increase the Company’s capital on one or more occasions by up to DKK 2,053,144.25 (i.e., 8,212,577 shares of DKK 0.25). The authorization applies for a period of 5 years until May 16, 2006 and can be extended by one or more five-year periods at a time by the Annual General Meeting. Increases according to the Board of Director’s authorization can take place by payment in values other than cash and without pre-emptive right for the Company’s shareholders in connection therewith.

Shareholders

As at December 31, 2004, the Company had approximately 13,000 shareholders, a major part of which are registered shareholders.

Shareholders, pursuant to Section 28a of the Danish Companies Act: The Ocean Fund, Heemmstede, The Netherlands, 8.8%.

Financial Calendar

Annual Report 2004:	April 7, 2005

Annual General Meeting:	April 28, 2005

First Quarter 2005 Results:	April 28, 2005

Interim Report — Six Months - 2005:	August 25, 2005

Third Quarter 2005 Results:	October 27 2005

Treasury Shares

At year-end, the Company held a total of 418,969 treasury shares, corresponding to 2.4% of the share capital. The shares were purchased for an aggregate amount of tDKK 9,534.

From time to time within a period of 18 months after April 10, 2003, being the date of the Annual General Meeting, the Company is authorized to acquire up to 10% of the Company’s issued shares at the price current at the time, with a deviation of +/- 10%.

Treasury shares are acquired with a view to including them in the established incentive program for the Company’s Board of Directors, Executive Management and employees.

SHAREHOLDER DATA (continued)

Employees and Incentive Programs

The total staff including the president consists of five persons, of which one resides in the US.

In 2004, the Company’s employees were granted no options.

The activities in connection with the Company’s share options can be specified as follows:

	Outstanding
	number of	Finally acquired	Average-agreed
	options	options	price (DKK)
As at December 31, 2002	2,184,400	1,381,125	39.79

Allocated	5,000		8.95
Utilized	0
Cancelled	(95,700)		16.70

As at December 31, 2003	2,093,700	1,564,350	34.98

Allocated	0		0
Utilized	0
Cancelled	(661,100)		41.02

As at December 31, 2004	1,432,600	1,220,700	31.90

Of the 1,432,600 outstanding options as at December 31, 2004, 900,000 options have been granted to the Board of Directors, 350,000 have been granted to the Executive Management, 174,000 have been granted to top employees and 8,600 have been granted to other employees.

FINANCIAL DISCUSSION — OLICOM A/S

The Annual Report for 2004 has been prepared in accordance with the Danish Company Accounts Act for class D companies, the Danish Accounts Instructions and the guidelines for public companies established by the Copenhagen Stock Exchange.

STATEMENT OF INCOME

Result from primary operations

The result of the Company’s primary operations was a loss of DKK 22.4 million. Of this, valuation adjustments of portfolio companies amounted to a loss of DKK 15 million, which includes the Company’s valuation adjustments of investments in portfolio companies.

In 2004, the Company’s administrative expenses amounted to DKK 7.4 million compared to DKK 9 million in 2003.

Financial Items

In 2004, the Company had a financial net income amounting to DKK 0.5 million compared to a loss of DKK 0.2 million the year before.

In 2004, the Company had a net income of DKK 0.3 million relating to foreign currency contracts and exchange rate adjustments of monetary assets in EURO and US dollars.

Income Taxes

The result for 2004 is not taxable.

Result of Discontinued Activities

The Company had a profit of DKK 0.4 million relating to discontinued activities, which primarily relates to the reversal of previously made provisions regarding product waranty.

Result for the Year

For 2004, the Company’s net result was a loss of DKK 21.4 million, which corresponds to expectations for 2004 of a loss of DKK 22- 25 million which was previously announced at the time that the Company released its result for the 3. quarter of 2004.

BALANCE SHEET

Financial Fixed Assets

Investments in portfolio companies have decreased to DKK 84 million due to a portfolio company now being treated as an affiliated company, additional investments in existing portfolio companies as well as write-downs of portfolio investments. Accounts receivable from portfolio companies have decreased to DKK -0- due to the portfolio company being treated as an affiliated company. Correspondingly, the Company’s investment in affiliated companies increased to DKK 22 million and by DKK 20 million, to reflect subordinated loans to affiliated companies.

FINANCIAL DISCUSSION — OLICOM A/S (continued)

Cash and Cash Equivalents

At the end of 2004, cash and cash equivalents amounted to DKK 11 million, corresponding to 5% of total assets.

Shareholders’ Equity

Shareholders’ equity at year-end was DKK 215 million, corresponding to 97% of total assets of DKK 222 million. At year-end 2003, shareholders’ equity was DKK 237 million.

Treasury Shares

In 2004, the Company did not acquire additional treasury shares.

BUSINESS CONCEPT AND GOALS — THE GROUP

Business Concept

The Olicom Group’s (the “Group’s”) business concept is to take an active part in the development of new products and services based on innovative technology within information and communication technology. Investment opportunities are identified through the Group’s own research as well as through cooperation with newly established companies, which are offered seed and venture financing and access to the Group’s established business network and infrastructure.

As a consequence of a changed interpretation of the Danish Company Accounts Act’s demand for venture companies to present financial accounts consolidating subsidiary companies, Interactive Television Entertainment Aps (“ITE”) has from 2004 been treated as a part of the Olicom Group, irrespective of Olicom’s position that it considers ITE as a portfolio company and intends to divest its interest in ITE when a satisfactory opportunity has been found.

ITE’s main business is development and sale of games based on the “Hugo the Troll” character. ITE develops games for Playstation, PC and mobilephones. ITE also develops and sells interactive TV shows based on Hugo, makes the Hugo character available for merchandise, and and receives royalties therefor.

Long-term Goals

The Group’s general goal is to increase the Group’s market value through creative development of portfolio companies and subsequent divestment thereof. The anticipated time frame for the Group’s investments is 3 to 5 years.

HIGHLIGHTS OF THE YEAR — THE GROUP

Operations

•	For 2004, the Group’s net result was a loss of tDKK 29,510, of which tDKK 8,116 is due to the changed accounting policy regarding consolidation of portfolio companies which are also associated companies.

•	The result of primary operations was a loss of tDKK 29,675, of which valuation adjustments of portfolio companies amounted to (tDKK 15,000).

•	Discontinued business operations resulted in income of tDKK 438, which primarily relates to the reversal of previously made provisions regarding product waranty.

Investments

During 2004, the Company made investments in, and concentrated on the continued development of, only its existing portfolio companies.

Developments in 2005

Since the end of the financial year, the Company entered a 3-year loan agreement, which increased the Company’s cash position by DKK 10 million. A non-related party provided the loan. As part of the agreement Olicom sold 418,969 treasury shares to the lender, which are being offset against the

Developments in 2005 (continued)

loan. The shares amount to 2.4% of the Company’s share capital, and following this transaction Olicom did not hold any treasury shares.

The lender has further been granted an option to purchase up to a total of 1,529,000 shares in Olicom, corresponding to 8.8% of the Company’s present share capital. If the option is exercised, the purchase price per share will be DKK 7.70, corresponding to the market value when the loan was offered. The share purchase option may be exercised between May 1, 2005, and December 31, 2008. In case of exercise of the option Olicom may at its own discretion choose to settle by paying an amount equal to the difference between the then current market value and the exercise price of the option shares.

GROUP STRUCTURE

The Olicom Group consists of Olicom A/S and its wholly owned subsidiary Interactive Television Entertainment ApS.

SELECTED FINANCIAL DATA FOR THE GROUP

The Group’s selected financial data for 2004 is not comparable with subsequent years, due to the fact that the 2004 figures include figures from a portfolio company, which has been consolidated as from 2004.

Key Figures (in thousands except per share amounts, return on equity and number of employees):

	2000	2001	2002	2003	2004
CONSOLIDATED STATEMENT OF INCOME
Net sales	0	0	0	0	33,223
Valuation adjustments of portfolio companies	(2,609)	(27,739)	(22,790)	4,035	(15,000)
Income (loss) from primary operations	(27,178)	(44,988)	(39,523)	(7,185)	(29,675)
Other operating income	175	810	593	877	1,129
Other operating expenses	198	796	598	877	1,129
Foreign currency gains and losses	20,132	101	(113)	306	286
Other financial items, etc.	5,817	6,820	6,380	1,470	(521)
Income (loss) before income tax	(1,252)	(38,053)	(33,261)	(5,409)	(29,910)
Income tax of net income	0	0	0	0	38
Ordinary result after tax	(1,252)	(38,053)	(33,261)	(5,409)	(29,948)
Income of discontinued business operations	82,735	42,972	15,025	14,623	438
Net income (loss)	81,483	4,919	(18,236)	9,214	(29,510)

BALANCE SHEET DATA
Fixed assets	21,896	59,260	107,830	130,490	129,298
Current assets	286,375	227,638	140,888	112,938	80,860
Total assets	308,271	286,898	248,718	243,428	210,158
Total shareholders’ equity at year-end	243,100	244,347	227,034	236,591	181,539
Provisions	34,228	30,118	13,686	1,033	464
Short term debt	30,943	12,433	7,998	5,804	28,155

TANGIBLE FIXED ASSETS
Purchase of tangible fixed assets, gross	304	1,361	22	129	61

KEY FIGURES
Book value per share at year-end	13.96	14.27	13.40	13.97	10.72
Share price at year-end (DKK)	10.96	8.67	4.98	7.64	7.23
Return on equity (%)	39.6	2.0	(7.7)	4.0	(14.1)
Earnings (loss) per share	4.6	0.28	(1.07)	0.54	(1.74)
Weighted average shares outstanding	17,726	17,294	17,035	16,938	16,938
Number of employees at year-end	10	10	10	6	42

The key figures have been prepared in accordance with the Association of Danish Financial Analysts’ “Recommendations and Key Figures 2005”. Reference is made to definitions and terms in applied accounting policies.

THE DIRECTORS’ REPORT — THE GROUP

For the following paragraphs in the Groups directors’ report we refer to the paragraphs under the directors’ report for Olicom A/S:

•	Olicom A/S in 2004

•	Investment in portfolio companies

•	Divested and discontinued business operations

•	Quotation in the US

•	Special risks

•	Corporate Governance

•	Know-how

•	Developments in 2005

•	Dividends

Results

For 2004, the Group’s net result was a loss of tDKK 29,510, of which (tDKK 8,116) is due to the changed accounting policy regarding consolidation of portfolio companies which are also associated companies.

Expectations for 2005

During 2005 the Company will focus its efforts on the further development of its existing portfolio and on the sale of those portfolio companies which the Company considers ready for such sale. With a view to better exploit the Company’s management capacity, the Company will look into the possibilities of further developing the cooperation with other venture capital companies as well as with institutional investors. Olicom does not expect to participate by significant amounts in possible follow-on investments in its portfolio companies. The Company believes that during 2005 only a few of its portfolio companies are at risk of deviating so significantly from the current expectations to their further development that this will cause a write down of their estimated market value by the end of 2004. The Company cannot exclude the possibility of having to make write downs due to dilution of the Company’s shareholdings as a consequence of the Company not participating in follow-on investment rounds due to cash position considerations. Write downs may also happen if Olicom, from a longer term perspective, wishes to offer particularly attractive terms to new investors whom Olicom believes will cause an accelerated value growth and which exceeds the value of a temporary write down. Currently, the Company is in the initial stages of negotiation with such a particularly qualified investor about an investment in a portfolio company. If final agreement is reached the Company expects to make a significant, but in the opinion of the Company, temporary write down.

The Company is actively pursuing exit sales of those portfolio companies which it considers to be ready for a sale. Whether such exits can be carried through is uncertain, for which reason the Company’s expected result for 2005 does not include possible profits from exits. Assuming that it will not be necessary to write off portfolio investments and assuming that significant write downs of the value thereof will not be made during 2005, the Company expects a negative result for 2005 in the order of DKK 10 — 15 million. As a consequence of the changed accounting policy, ITE’s result will directly influence on the Olicom Group’s consolidated result. For the full-year 2005, ITE is expected to make a small profit. Due to significant, but usual seasonality in ITE’s revenues, ITE’s result for the first three quarters of the year is expected to be negative.

FINANCIAL DISCUSSION — THE GROUP

The Annual Report for 2004 has been prepared in accordance with the Danish Company Accounts Act for class D companies, the Danish Accounts Instructions and the guidelines for public companies established by the Copenhagen Stock Exchange.

As from 2004 the Group is now required to consolidate its portfolio companies, which are also affiliated companies. The comparative figure has not been adjusted.

CONSOLIDATED STATEMENT OF INCOME

Result from Net Sales

The Group’s net sales in 2004 were DKK 33.2 million as a consequence of consolidation of portfolio company.

Productions cost

The productions cost was DKK 29.2 million, also as a consequence of consolidation of portfolio company.

Sale and Distribution Expenses; Administrative Expenses

Sale and distribution expenses in 2004 were DKK 6.8 million and arose solely from consolidation of a portfolio company. In 2004, the Group’s administrative expenses were DKK 11.8 million compared to DKK 11.2 million in 2003. Because of the consolidation of a portfolio company’s administrative expenses of DKK 4.5 million, the Group did not show the excepted reduction of its administrative expenses.

Result from Primary Operations

The result of the Group’s primary operations was a loss of DKK 29.7 million. Of this amount, valuation adjustments of portfolio companies amounted to a loss of DKK 15 million, which includes the Group’s valuation adjustments with respect to investments in portfolio companies.

Consolidated portfolio company’s share of the result from primary operations was a loss of DKK 7.3 million.

Financial Items

In 2004, the Group had a financial net loss of DKK 0.2 million compared to a profit of DKK 1.7 million the year before.

In 2004, the Group had a net income of DKK 0.3 million relating to foreign currency contracts and exchange rate adjustments of monetary assets in EURO and US dollars.

Income Taxes

The result for 2004 is taxable only with respect to royalties earned by an affiliated company.

Result of Discontinued Activities

The Group had a profit of DKK 0.4 million relating to discontinued activities, which primarily relates to the reversal of previously made provisions regarding product waranty.

FINANCIAL DISCUSSION — OLICOM A/S (continued)

Result for the Year

For 2004, the Group’s net result was a loss of DKK 29.5 million. If the consolidated portfolio company’s result is eliminated, the net result was a loss of DKK 21.4 million, which corresponds to the expectations for 2004 of a loss of DKK 22- 25 million previously announced at the time that the Company released its result for the 3. quarter of 2004.

BALANCE SHEET

Intangible Fixed Assets

Intangible fixed assets have increased to DKK 45 million as a consequence of consolidating a portfolio company.

Tangible Fixed Assets

The increase in tangible fixed assets is primarily regarding consolidation of a portfolio company.

Financial Fixed Assets

Investments in portfolio companies have decreased to DKK 84 million due to the treatment of a portfolio company from 2004 as an affiliated company, additional investments in existing portfolio companies, as well as write-downs of portfolio investments. Accounts receivable from portfolio companies have decreased to DKK -0- also due to the portfolio company being treated as an affiliated company.

Inventory

Inventory is DKK 0.4 million is a consequence of consolidation of a portfolio company.

Cash and Cash Equivalents

At the end of 2004, cash and cash equivalents amounted to DKK 11 million corresponding to 5% of total assets.

Cash Flow

The Group’s total cash position by the end of the year amounted to DKK 11 million. The Group had a cash flow of DKK 9 million from operating activities, including discontinued operations. Investments in existing portfolio companies during 2004 amounted to DKK 10.6 million.

Shareholders’ Equity

The Group’s Shareholders’ equity at year-end was DKK 182 million corresponding to 86% of total assets of DKK 210 million. At year-end 2003, the Group’s shareholders’ equity was DKK 237 million. The accounting policy applied in the Group’s financial statements is such that ITE is not included at market value but at equity value accounted for since the dates of Olicom’s acquisition of shares in ITE in June 2001 and July 2002. Because of this change in accounting policy, the Group’s shareholders’ equity has been decreased by DKK 26 million at the beginning of the year

Treasury Shares

In 2004, the Group did not acquire additional treasury shares.

ACCOUNTING POLICIES

The Annual Report for 2004 has been prepared in accordance with the Danish Company Accounts Act for class D companies, the Danish Accounts Instructions and the guidelines for public companies established by the Copenhagen Stock Exchange.

The Annual Report has been prepared according to the same accounting policy as last year.

With reference to the Danish Company Accounts Act §114 the Group has consolidated 100% owned portfolio company ITE ApS as from 1. January 2004.

The Group’s selected financial data for year 2000 — 2003 does not include consolidated figures regarding ITE ApS.

To be able to show Olicom A/S’s development in its primary business as a venture company, Olicom has chosen to show selected financial data for Olicom A/S’s venture investment activities.

Implementation of IAS/IFRS

The change to IAS/IFRS is not expected to result in material changes in the applied accounting policy. Furthermore, the change is not expected to result in adjustments of the opening balance sheet and the shareholders’ equity after the implementation.

Recognition and Measuring in General

Assets are included in the balance sheet when it is likely to be expected that future financial advantages will accrue to the Group, and the value of the asset can be faithfully measured.

Liabilities are included in the balance when they are likely to be expected and can be faithfully measured.

Initially, assets and liabilities are taken into account at cost. Assets and liabilities are subsequently measured as described below under each item.

Certain financial assets and liabilities will be measured at amortized cost, and an effective rate of interest is taken into account over the useful lives of such assets. Amortized cost is measured at the original cost with deduction of any repayments and additions/deductions of the accumulated amortization of the difference between cost and nominal amount.

When measuring, losses, gains and risks resulting before submission of the Annual Report are taken into account if they confirm or fail to confirm conditions that existed at the balance sheet date.

Income is recognized in the statement of income as it is realized, including valuation adjustments of financial assets and liabilities, which are measured at the estimated market value or the amortized cost. Furthermore, expenses which have been paid to obtain the year’s earnings, including depreciation, write-downs, provisions for reserves and reversed entries as the result of change in an accounting estimate which have previously been included in the statement of income, are taken into account.

ACCOUNTING POLICIES (continued)

Consolidated Financial Statements

The Consolidated Financial Statements include the parent company Olicom A/S and affiliated companies, of which Olicom A/S directly or indirectly holds more than 50% of the voting power. This implies that consolidation of portfolio investments is made, even though shareholdings in such companies are only held for the purpose of later sale.

When consolidating, elimination of intercompany income and expenses, shareholdings and intercompany balances between the consolidated companies are made.

Investments in affiliated companies are balanced with the Parent Company’s share of the affiliated companies’ book value at the time of establishment of the group structure (the past equity method).

Investments in affiliated companies, which are consolidated solely because of Danish Company Accounting Act §114, are taken into account as per 1. January 2004.

Foreign Currency Translation

Transactions in foreign currencies are converted into Danish kroner according to the exchange rate on the date of the transaction. Currency gains and losses are included in the statement of income under financial income and losses.

Receivables, liabilities and other monetary items in foreign currencies are converted into Danish kroner according to the exchange rate on the date of the transaction. The difference between the exchange rate at year-end and the exchange rate on the day of transaction or last year-end is included in the statement of income under financial income and losses.

STATEMENT OF INCOME

Net Sales

Net sales by sale of goods are taken into statement of income, as long as delivery and risk has been transferred to the buyer before the end of the year and as long as the income can be computed reliably and payment is expected. Net sales regarding royalties are taken into the statement of income in accordance with the agreement, and as long as the income can be computed reliably and payment is expected. Net sales are recognised exclusive of VAT, duty and discounts in connection with sales.

Production Cost

Production cost includes cost, among these depreciation and wages, which is paid to maintain net sales. Production cost also includes costs regarding research and development, which does not fulfill the criteria for capitalization, and depreciation on capitalized development cost.

Revaluation of Portfolio Companies

Revaluation of portfolio companies includes write-ups and write-downs of the portfolio companies’ market value, write-ups and write-downs of loans to portfolio companies and recorded gains/losses on divestitures or winding up of an investment.

ACCOUNTING POLICIES (continued)

Sale and Distribution Expenses

Distribution expenses include expenses paid to maintain distribution of the goods sold during the fiscal year as well as marketing campaigns undertaken during the year. This also includes expenses regarding sales personnel, advertising cost and depreciation.

Administrative Expenses

Included in administrative expenses are expenses incurred during the year in connection with management and administration of the Group, including expenses in connection with the office staff, the management, premises and office costs and depreciations.

Other Operating Income and Expenses

Other operating income and expenses include secondary items compared to the Company’s primary activities.

Financial Income and Expenses

Financial income and expenses include interest, losses and gains from exchange rate adjustments and amortization of financial assets.

Income from Sale of Activities

Income from sale of Company activities has been recognized as income reduced by expenses related to the transactions.

Income Taxes

The Company accounts for income taxes by the liability method.

BALANCE SHEET DATA

Intangible Fixed Assets/Depreciation

Development Projects, Vested Rights and Software

Development cost includes expenses for wages and depreciation which directly or indirectly can be attributed to the companies’ development activities. Development projects, which is clearly defined and identifiable, and where the technical coefficient of utilization, sufficient resources and a potential future marked or potential business development can be proved and when it is the intention to produce, market or use the project, are recognized as intangible fixed assets if the cost can be accounted for and sufficient certainty obtained that future income can cover production cost, and sales and administrative expenses in the statement of income as the cost arises.

Capitalized development cost is recognized at cost less accumulated depreciation or recovery value, if this should be less.

When development has been finished, capitalized development cost is charged on a straight-line basis to cost and expenses over the expected trade cycle. Depreciation period is normally 2 years.

Vested rights are recognized at cost price less accumulated depreciation. Depreciation is charged on a straight-line basis to costs and expenses over an individual estimate, normally 5-20 years.

ACCOUNTING POLICIES (continued)

Development Projects, Vested Rights and Software (continued)

Vested intangible fixed assets have to be tested for impairment if there are indications of a decrease in value. Furthermore, impairment tests are made once a year for in-process development projects. Impairment tests are made for individual assets, respectively, and for groups of assets. Assets are written-down to the highest of the asset or asset group’s net present value and recovery value, if such value is less than the net booked value.

Tangible Fixed Assets/Depreciation

Fixed assets are carried at cost less accumulated depreciation. Depreciation is charged on a straight-line basis to costs and expenses over the expected useful lives of the assets.

Equipment etc. is depreciated over the expected useful life. Leasehold improvements are amortized over the shorter of their estimated lives or non-cancelable term of the lease.

The net book value is estimated at DKK -0- after expiry of the expected useful lives.

Assets with purchase/cost prices less than DKK 10,800 per unit are charged in the acquisition year.

Tangible assets are written down to the recovery cost if this is lower than the amortized value. Annual write-down tests of each asset and group of assets are made.

Losses and gains from sale of tangible assets are calculated as the difference between the sales price with deduction of sales costs and the book value at the time of the sale. Losses or gains are included in the statement of income under administrative expenses.

Investment in Affiliated Companies

The Company’s investments in affiliated companies are measured at the estimated market value thereof, measured as the cost of investment, and adjusted by subsequent write-downs and write-ups.

Write-downs and write-ups are recognized in the statement of income. Write-ups, reduced by the deferred tax assets, are transferred to non-distributable reserves under shareholders’ equity through distribution of profits.

Investments in Portfolio Companies

The Company’s investments in portfolio companies are measured at the estimated market value thereof, measured as the cost of investment, and adjusted by subsequent write-downs and write-ups.

Write-downs and write-ups are recognized in the statement of income. Write-ups, reduced by the deferred tax assets, are transferred to non distributable reserves under shareholders’ equity through distribution of profits.

Subordinated Loan

Subordinated loans are measured at cost. The value is continuously estimated and a write-down is made if necessary in order to avoid loss.

ACCOUNTING POLICIES (continued)

Inventory

Inventories are measured at cost price using the FIFO-method.

For goods where the cost price exceeds the expected sales price, net of sales expenses, write-downs have been made to the estimated net realizable value thereof.

Receivables

Receivables are measured at amortized cost. Write-downs are made to meet expected losses.

Prepaid Expenses

Prepaid expenses under assets include expenses regarding the subsequent financial year.

Income Tax and Deferred Tax

Actual tax liabilities and actual tax assets are included in the balance sheet as calculated income tax, adjusted by income tax from prior years’ income corrected for paid tax on account.

Deferred tax is measured according to the liability method for all temporary differences between receivables and the valuation of assets and liabilities for tax purposes. Temporary differences between non-taxable goodwill entitled to depreciation, block of offices and other items where temporary differences – apart from buyouts – have occurred at the time of acquisition without affecting the income or the taxable income. In cases where the tax valuation can be made on the basis of alternative tax rules, the deferred tax is measured based on the planned use of assets or the winding up of the liability.

Deferred tax assets, including the tax value of carry-over taxes, are taken into account at the value at which they are expected to be used or offset in future income tax.

Adjustment of deferred tax is made regarding elimination of unrealized intercompany profits or losses.

Deferred tax is measured on basis of the tax rules and tax cases of the respective countries, which are in force on the date of the balance sheet, when the deferred tax is expected to become actual tax. The change in deferred tax as a result of changes in tax rates is recorded to the statement of income.

Treasury Shares

The holding of treasury shares is included in the balance sheet without value. Write-off is recorded directly to shareholders’ equity.

Provision for Reserves

Provision for reserves includes restructuring charges etc. Provision for reserves is accounted when the Company as a consequence of a previous event has a judicial or actual liability, and it seems probable that the liability will involve use of the Company’s financial resources.

ACCOUNTING POLICIES (continued)

Debts

Financial liabilities are recognized at borrowing at the received proceeds less the paid transaction cost. Interest-carrying debt is measured at amortized cost on a basis of the effective rate of interest on the time of borrowing. Other debts are measured subsequently to amortized cost price corresponding to the nominal debt outstanding.

CASH FLOW STATEMENT

The cash flow statement shows the Group’s cash flow for the year distributed on operating activities, investing activities and financing activities for the year, net increase/decrease in cash and the Group’s cash at the beginning and at the end of the year.

Cash flow from investments in companies or sale of companies is shown separately in the cash flow statement from investing activities. Cash flow regarding investments in companies is measured at the time of investment, and cash flow regarding sale of companies is measured from the time of sale.

Cash Flow from Operations

Cash flow from operations is calculated as the Group’s share of the net income adjusted for non-cash operating entries, change in working capital and paid income taxes.

Cash Flow from Investment Activities

Cash flow from investments includes payments in connection with the acquisition and sale of equity in companies and activities and acquisition and sale of intangible, tangible and financial fixed assets.

Cash Flow from Financing Activities

Cash flow from financing activities includes changes in the amount or the structure of the Group’s share capital or cost in this connection and the raising of loans and repayment on interest-bearing loans.

Cash

Cash includes amounts in cash and cash in banks with a period of notice of 3 months or less.

SEGMENT INFORMATION

The Company solely operates in one segment, for which reason breakdown will not be relevant.

INCENTIVE PROGRAMS

The Board of Directors, the Executive Management, top employees and other employees are included in a stock option program. The material conditions of the program are described under Shareholder Information and do not affect the statement of income.

ACCOUNTING POLICIES (continued)

KEY FIGURES

Key figures have been prepared in accordance with the Association of Danish Financial Analysts’ “Recommendations and key figures 2005”.

The key figures in the selected financial data are calculated as follows:

Result (NOPLAT)	Income after tax

Shares outstanding	Total number of shares, exclusive of treasury shares

Book value at year-end	Shareholders’ equity at year-end
Shares outstanding at year-end

Return on equity	Result for analysis purposes x 100
Average shareholders’ equity

Earnings Per Share (EPS)	Result
Weighted average shares outstanding

THE PARENT COMPANY
STATEMENT OF INCOME January 1st — December 31, 2004

		2003	2004
	Note	DKK 1,000	DKK 1,000
Value adjustment of portfolio companies		4,035	(15,000)
Income (loss) from affiliated companies, continuing business operations		1,079	0
Administrative expenses	1	9,466	7,385

INCOME FROM PRIMARY OPERATIONS		(4,352)	(22,385)

Other operating income		877	1,129
Other operating expenses		877	1,129

INCOME BEFORE INTEREST		(4,352)	(22,385)

Financial income		2,378	1,152
Financial expenses, affiliated companies		1,995	0
Financial expenses		902	885
Foreign currency gains (losses), net		(538)	286

INCOME BEFORE TAX		(5,409)	(21,832)

Income tax		0	0

INCOME FROM CONTINUING BUSINESS OPERATIONS		(5,409)	(21,832)

Income before tax from discontinued business operations	3	3,684	438
Income from affiliated companies, discontinued business operations	3	10,568	0
Income tax of discontinued business operations		(371)	0

INCOME FROM DISCONTINUED BUSINESS OPERATIONS		14,623	438

NET INCOME (LOSS)		9,214	(21,394)

Proposed distribution of the result for the year

Carried forward to revaluation surplus		12,018	0
Carried forward		(2,804)	(21,394)

		9,214	(21,394)

THE PARENT COMPANY
BALANCE SHEET at December 31, 2004

		2003	2004
	Note	DKK 1,000	DKK 1,000
ASSETS

Leasehold improvements		17	11
Equipment		63	23

TANGIBLE FIXED ASSETS	4	80	34

Investments in portfolio companies	5	110,410	83,649
Investments in affiliated companies	6	1,331	22,372
Outstanding amounts, portfolio companies		20,000	0
Outstanding amounts, affiliated companies		0	20,000

FINANCIAL FIXED ASSETS		131,741	126,021

FIXED ASSETS		131,821	126,055

Long-term receivables	7	619	169

LONG-TERM RECEIVABLES		619	169

Accounts receivable		362	951
Outstanding amounts, affiliated companies		0	21,351
Outstanding amounts, portfolio companies		68,236	61,366
Other outstanding amounts	7	2,026	542
Deposits and prepaid expenses		345	390

RECEIVABLES		70,969	84,600

CASH AND CASH EQUIVALENTS	8	41,032	11,016

CURRENT ASSETS		112,620	95,785

TOTAL ASSETS		244,441	221,840

THE PARENT COMPANY
BALANCE SHEET at December 31, 2004

		2003	2004
	Note	DKK 1,000	DKK 1,000
LIABILITIES
Share capital		4,339	4,339
Revaluation surplus		286	0
Retained earnings		231,966	210,858

TOTAL SHAREHOLDERS’ EQUITY		236,591	215,197

Restructuring charges	9	564	464
Negative investments, affiliated companies		325	0

PROVISIONS FOR RESERVES		889	464

Liabilities to affiliated companies		2,517	0
Accounts payable		993	2,200
Income tax	2	0	0
Other accrued expenses		3,451	3,979

CURRENT LIABILITIES		6,961	6,179

TOTAL CURRENT LIABILITIES		6,961	6,179

TOTAL LIABILITIES		244,441	221,840

AUDITORS’ FEE	10

CONTINGENT LIABILITIES	11

RELATED PARTIES	12

GUARANTEES	13

THE PARENT COMPANY
STATEMENT OF EQUITY

		Additional
	Common	paid-in	Revaluation	Retained
	shares	capital	surplus	earnings	Total
Balance Jan. 1, 2003	4,339	0	3,464	219,231	227,034
Revaluation/write-down affiliated companies			343		343
Unrealized currency losses/gains			(58,988)	58,988	0
Income brought forward		(3,749)	43,163	(39,414)	0
Net income (loss)		4,035	12,018	(6,839)	9,214

Balance at Jan. 1, 2004	4,339	286	0	231,966	236,591
Income brought forward		(286)	0	(286)	0
Net income (loss)		0	0	(21,394)	(21,394)

Balance at Dec. 31, 2004	4,339	0	0	210,858	215,197

Developments in the Company’s share capital

DKK 1,000
Balance at January 1, 2000	4,641
Capital increase	0

Balance at January 1, 2001	4,641
Capital decrease, cancellation of treasury shares	(302)

Balance at January 1, 2002	4,339
Capital increase	0

Balance at January 1, 2003	4,339
Capital increase	0

Balance at January 1, 2004	4,339
Capital increase	0

Balance at December 31, 2004	4,339

THE PARENT COMPANY
STATEMENT OF EQUITY (continued)

The share capital of the Company is DKK 4,339,324 divided into 17,357,295 shares of DKK 0.25 each.

The Company holds a total of 418,969 treasury shares, nominally DKK 104,742,25, cost tDKK 9,534.

Granted options entitle the owner to acquire or subscribe for 1,432,600 shares of DKK 0.25. Of this number, 400,000 options were granted at an exercise price of USD 10.00, 200,000 options were granted at an exercise price of USD 5.00, and the remaining number was granted at an exercise price of the market/intrinsic value at the time the options were granted.

THE PARENT COMPANY
NOTES

Note 1. Administrative expenses

Administrative expenses include “employee expenses” and “depreciation” as specified below:

Employee expenses:

The Parent Company had an average personnel headcount of 5 employees in financial year 2004 (2003: 7).

	2003	2004
	DKK 1,000	DKK 1,000
Payroll costs	3,646	3,056
Pensions and social security costs	281	151

	3,927	3,207

Salaries and fees to the Management and the Board of Directors represent:

Management	1,238	1,238
Board of Directors	440	520

	1,678	1,758

Total	5,605	4,965

Employee expenses are included as follows:

Administrative expenses	4,728	3,836
Other operating expenses	877	1,129

	5,605	4,965

Depreciation:

Equipment	210	56
Leasehold improvements	6	6

	216	62
Loss (gain) on sale of fixed assets	(6)	0

Total	210	62

THE PARENT COMPANY
NOTES

Note 2. Income tax

The Company has deferred tax assets of approximately DKK 87.4 million (2003: Approximately DKK 82,1 million), which does not correspond to the Company’s criteria for capitalization.

Note 3. Income from discontinued business operations

	2003	2004
	DKK 1,000	DKK 1,000
Discontinued business operations
Refund of customs duty	2,514	0
Provisions, accounts receivable	8,795	0
Provisions, other restructuring charges prior years	2,943	438

Total	14,252	438

Note 4. Tangible fixed assets

	Leasehold	Property and
	improvements	Equipment
Cost price at January 1	23	3,419
Additions	0	16
Disposals	0	0

Cost at December 31	23	3,435

Depreciation at January 1	6	3,356
Depreciation	6	56
Depreciation/write-down of disposals	0	0

Depreciation at December 31	12	3,412

Balance at December 31	11	23

Useful life	4 years	2 to 4 years

THE PARENT COMPANY
NOTES

Note 5. Investments in portfolio companies

DKK 1,000
Cost price at January 1	110,124
Adjustment regarding consolidation of affiliated companies	(22,373)
Acquisitions	10,612
Disposals	0

Cost price at December 31	98,363

Write-downs and write-ups:
Revaluation at January 1	286
Revaluation for the year	(15,000)

Revaluation at December 31	(14,714)

Book value at December 31	83,649

Investments in portfolio companies are as follows:

57.2% of the share capital of Sifira A/S (CVR No. 25 37 92 25) with registered office in the Copenhagen municipality. The share capital is DKK 695,694.

22.5% of the share capital of Comlog A/S (CVR No. 20 17 32 89) with registered office in the Aabybro municipality. The share capital is DKK 2,000,000.

48.2% of the share capital of Scalado AB with registered office in Lund, Sweden. The share capital is SEK 228,393.

10.9% of the share capital of Hymite A/S (CVR No. 21 82 58 40) with registered office in Lyngby-Taarbaek municipality. The share capital is DKK 1,971,901.

16.8% of the share capital of Decuma AB with registered office in Lund, Sweden. The share capital is SEK 2,437,977.

16.7% of the share capital of Danacell A/S (CVR No. 17 28 69 43) with registered office in the Soelleroed municipality. The share capital is DKK 500,000.

22.3% of the share capital of Tpack A/S (CVR No. 26 20 67 23) with registered office in the Ballerup municipality. The share capital is DKK 2,540,712.

THE PARENT COMPANY
NOTES

Note 6. Investments in affiliated companies

	Olicom	Olicom
	UK Ltd.	GmbH	ITE ApS	Total
Cost at January 1	2	191	0	193
Adjustment regarding consolidation	0	0	22,372	22,372
Additions and disposals	(2)	(191)	0	(193)

	0	0	22,372	22,372

Write-downs and write-ups:
Revaluation at January 1	(3,137)	1,140	0	(1,997)
Net income before tax	0	0	0	0
Net income tax	0	0	0	0
Net revaluation/write-down	0	0	0	0
Reversed prior years revaluations/ write-down	3,137	(1,140)	0	1,997

	0	0	0	0

Book value at December 31.	0	0	22,372	22,372

Shares in affiliated companies relate to:

100% of the share capital of ITE ApS, CVR.no. 17 72 47 88 with registered office in Copenhagen, Denmark.

Olicom UK Ltd. with registered office in High Wycombe, England and Olicom GmbH with registered office in Frankfurt, Germany, has been finally liquidated as of 1 January 2004. Olicom GmbH was subsequently deregistered from “Commercial Registeret”

Note 7. Financial leasing

Leasing contracts for various IT equipment with a 1 to 3-year term, to be used in portfolio companies and affiliated companies.

Gross outstanding amounts from financial leasing are as follows:

DKK 1,000
Due within 1 year	541
Due 1-3 years	169

Gross outstanding amount	710

Not earned, future financial income	21

Net book value financial leasing	689

THE PARENT COMPANY
NOTES

Note 8. Liquidity and capital resources

Of the total cash position amounting to tDKK 11,016, the Company has at its disposal tDKK 405, which is callable within three months.

The remaining amount of tDKK 10,611 represents restricted cash, which the Company does not have at its disposal within three months.

Note 9. Restructuring charges

	Balance		Reclassi-		Balance
	Jan. 1	Reversal	fication	Paid	Dec. 31
Legal and other assistance	297	0	(58)	122	117
Other	267	400	527	47	347

	564	400	469	169	464

It is expected that provisions for restructuring charges will be made before the end of financial year 2005.

Note 10. Contingent liabilities

The Company has entered into non-cancelable operating leases with the possibility to sublease, which expire during 2006, with a net lease commitment as at December 31, 2004 of minimum tDKK 804 (2003: tDKK 1,186), distributed as follows:

	Head office	Other	Total
2005	409	44	453
2006	351	0	351

Net minimum lease commitments	760	44	804

The Company is involved in litigation relating to claims regarding the Company’s former activities, but it is the management’s opinion that, in case of judgment against the Company, these claims would not have material adverse effect on the Company’s result of operations or its financial position.

The Company has provided Midt Factoring A/S with a guarantee of tDKK 2,343 for a credit facility against invoices granted to an affiliated company.

T H E P A R E N T C O M P A N Y
NOTES

Note 11. Fee to auditors

	2003	2004
	DKK 1,000	DKK 1,000
Fee for statutory audit, Ernst & Young	235	222
Fee for statutory audit, KPMG C. Jespersen	85	81
Fee for other services than statutory audit, Ernst & Young	555	383
Fee for other services than statutory audit, KPMG C. Jespersen	39	0

	914	686

Note 12. Related parties

The Company has no related parties with controlling interest.

The Company’s related parties with considerable influence comprise affiliated companies, portfolio companies, board of directors and management including such persons’ close family members. Related parties also include companies, in which the before-mentioned groups of persons have substantial interests.

The Company has made loans to both affiliated companies as well as portfolio companies. Other than such transactions, the Company has not had any transactions with related parties during 2004, except normal payments to management and members of the board of directors.

Note 13. Guarantees towards affiliated companies

	2003	2004
	DKK 1,000	DKK 1,000
Guarantee for a credit facility against invoices granted	0	2,343
Cash equivalents regarding letter of credit, credit line and rent guarantee	0	10,611

Total guarantees	0	12,954

T H E G R O U P
STATEMENT OF INCOME January 1 – December 31 2004

		2003	2004
	Note	DKK 1,000	DKK 1,000
Net sales	1	0	33,223
Production costs	2	0	29,236
Revaluation of portfolio companies	1	4,035	(15,000)

Gross result		4,035	(11,013)

Sales and distribution expenses	2	0	6,824
Administrative expenses	2	11,220	11,838

INCOME FROM PRIMARY OPERATIONS		(7,185)	(29,675)

Other operating income		877	1,129
Other operating expenses	2	877	1,129

INCOME BEFORE INTEREST		(7,185)	(29,675)

Financial income		2,379	1,207
Financial expenses		909	1,728
Foreign currency gains (losses), net		306	286

INCOME BEFORE TAX		(5,409)	(29,910)

Income tax	3	0	38

INCOME FROM CONTINUING BUSINESS OPERATIONS		(5,409)	(29,948)

Income before tax from discontinued business operations	4	14,252	438
Income tax of discontinued business operations		(371)	0

INCOME FROM DISCONTINUED BUSINESS OPERATIONS		14,623	438

NET INCOME (LOSS)		9,214	(29,510)

T H E G R O U P
BALANCE SHEETS at December 31, 2004

		2003	2004
	Note	DKK 1,000	DKK 1,000
ASSETS

Vested rights		0	21,742
Software		0	687
Development projects		0	22,613

INTANGIBLE FIXED ASSETS	5	0	45,042

Leasehold improvements		17	11
Production plants		0	415
Equipment		63	181

TANGIBLE FIXED ASSETS	6	80	607

Outstanding amounts, portfolio companies		20,000	0
Investments in portfolio companies	7	110,410	83,649

FINANCIAL FIXED ASSETS		130,410	83,649

TOTAL FIXED ASSETS		130,490	129,298

Long-term receivables	8	619	169

LONG-TERM RECEIVABLES		619	169

Inventory		0	398

INVENTORY		0	398

Outstanding amounts, portfolio companies		68,236	61,366
Accounts receivable		362	5,984
Other outstanding amounts	8	2,045	1,166
Deposits and prepaid expenses		350	593

RECEIVABLES		70,993	69,109

CASH AND CASH EQUIVALENTS	9	41,326	11,184

TOTAL CURRENT ASSETS		112,938	80,860

TOTAL ASSETS		243,428	210,158

T H E G R O U P
BALANCE SHEETS at December 31, 2004

		2003	2004
	Note	DKK 1,000	DKK 1,000
LIABILITIES

Share capital		4,339	4,339
Revaluation surplus		286	0
Retained earnings		231,966	177,200

TOTAL SHAREHOLDERS’ EQUITY		236,591	181,539

Restructuring charges	10	1,033	464

PROVISIONS		1,033	464

Credit bank		0	11,567
Accounts payable		2,270	7,233
Other accrued expenses		3,534	9,355

CURRENT LIABILITIES		5,804	28,155

TOTAL CURRENT LIABILITIES.		5,804	28,155

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		243,428	210,158

CONTINGENT LIABILITIES	11

AUDITORS’ FEE	12

RELATED PARTIES	13

GUARANTEES	15

T H E G R O U P
STATEMENT OF EQUITY

		Additional
	Common	paid-in	Retained
	shares	capital	earnings	Total
Balance at Jan. 1, 2003	4,339	0	222,695	227,034
Currency losses/gains			343	343
Income brought forward		(3,749)	3,749	0
Net income (loss)		4,035	5,179	9,214

Balance at Jan. 1, 2004	4,339	286	231,966	236,591
Adjustment at the beginning of the financial year due to consolidation of affiliated company			(25,542)	(25,542)
Income brought forward		(286)	286	0
Net income (loss)		0	(29,510)	(29,510)

Balance at Dec. 31, 2004	4,339	0	177,200	181,539

The share capital consists of 17,357,295 shares at DKK 0.25 each, DKK 4,339,324 in total. The Group holds 418,969 treasury shares in total (2.4%), nominal value DKK 104,742.25, purchase price tDKK 9,534.

Treasury shares are acquired with a view to including them in the established incentive program for the Company’s Board of Directors, Executive Management and employees.

T H E G R O U P
STATEMENT OF CASH FLOW

		2003	2004
	Note	DKK 1,000	DKK 1,000
Net income before minority interest		9,214	(29,510)
Adjustments	14	(18,269)	30,864
Changes in working capital:
Changes in accounts receivable, etc.		2,833	5,658
Changes in inventory		0	1,456
Changes in accounts payable and other payables		(2,037)	141
Changes in long-term receivables		1,683	450

Cash flow from operations before financial items		(6,576)	9,059

Interest, etc., net		2,381	-230

Cash flow from ordinary operating activities		(4,195)	8,829

Repaid income taxes		210	-38

Net cash provided by (used in) operating activities		(3,994)	8,791

Investments, net		(8,711)	(10,612)
Loans to portfolio companies		(40,402)	(10,503)
Purchase of intangible assets		0	(17,393)
Purchase of property and equipment		(129)	(61)
Sale of property and equipment		6	0

Net cash provided by (used in) investing activities		(49,236)	(38,569)

Setting-up short term debt		0	211
Installment of the short term debt		0	(1,207)

Net cash provided by (used in) financing activities		0	(996)

Net increase (decrease) in cash and cash equivalents		(53,230)	(30,774)
Cash and cash equivalents at beginning of year		95,161	41,326
Adjustment regarding consolidation of affiliated company		0	632
Effects of exchange rates on cash		(605)	0

Cash and cash equivalents at end of year		41,326	11,184

Cash and cash equivalents at December 31 according to balance sheet		41,326	11,184

T H E G R O U P
NOTES

Note 1. Segment information

The Olicom Group is divided in 2 segments, respectively: Olicom with venture activities, and ITE with development and sale of interactive entertainment like this:

	Olicom	ITE	Consolidated
	DKK 1,000	DKK 1,000	DKK 1,000
Net sales	0	33,223	33,223
Revaluation of portfolio companies	(15,000)	0	(15,000)

Income from primary operations	(22,385)	(7,290)	(29,675)

Income before tax	(21,832)	(8,078)	(29,910)

Net income (loss)	(21,394)	(8,116)	(29,510)

Total fixed assets	105,384	23,914	129,298
Total assets	179,857	30,301	210,158

Provisions	464	0	464
Total current liabilities	6,177	21,978	28,155

T H E G R O U P
NOTES

Note 2. Administrative expenses

Administrative expenses include “employee expenses” and “depreciation” as specified below:

Employee expenses:

The Group has had an average personnel headcount of 43 employees (2003: 8). At the end of 2004, the personnel headcount was 42 employees (2003: 6).

	2003	2004
	DKK 1,000	DKK 1,000
Payroll costs	4,942	20,448
Pensions and social security costs	281	1,111
of this capitalized developments costs	0	(10,710)

	5,223	10,849

Salaries and remuneration to the Management and the Board of Directors represent:

Management	1,238	1,238
Board of Directors	440	520

	1,678	1,758

Total	6,901	12,607

Staff costs are distributed as follows:

Production costs	0	859
Sales and distribution costs	0	4,151
Administrative costs	6,024	6,468
Other operating expenses	877	1,129

	6,901	12,607

Depreciation:
Software	0	65
Productions plan and machinery	0	112
Leasehold improvements	6	12
Operating equipment	210	58

	216	247
Loss/gain on sale of fixed assets	(6)	0

Total	210	247

T H E G R O U P
NOTES

Note 3. Income tax

The Group has paid taxes only with respect to tDKK 38 in royalties earned by affiliated companies in 2004. The Group has deferred tax assets of approximately DKK 105.5 million (2003: Approximately DKK 82,1 million), which does not correspond to the Group’s criteria for capitalization.

Note 4. Income from discontinued business operations

	2003	2004
	DKK 1,000	DKK 1,000
Discontinued business operations
Refund of customs duty	2,514	0
Provisions, accounts receivable	8,795	0
Adjustment of restructuring provisions, previous years	2,943	438

	14,252	438

Note 5. Intangible fixed assets

		Development-
		projects work
	Software	in process	Vested rights
Cost at January 1	0	0	0
Additions reg. consolidation of affiliated companies	780	38,741	25,523
Additions	469	16,924	0
Disposals	0	9,016	0

Cost at December 31	1,249	46,649	25,523

Depreciation at January 1	0	0	0
Additions regarding consolidation of affiliated Companies	367	18,786	2,505
Depreciation	195	14,266	1,276
Depreciation on disposals	0	9,016	0

Depreciation at December 31	562	24,036	3,781

Balance at December 31	687	22,613	21,742

Depreciation period	3 - 5 years	2 years	20 years

T H E G R O U P
NOTES

Note 6. Tangible fixed assets

	Leasehold	Production plant
	improvements	and machinery	Equipment
Cost at January 1	23	0	3,419
Additions regarding consolidation of affiliated Companies	440	5,890	425
Additions	0	24	37
Disposals	0	0	96

Cost at December 31	463	5,914	3,785

Depreciation at January 1	6	0	3,356
Additions regarding consolidation of affiliated Companies	422	5,163	282
Depreciation	24	336	62
Depreciation on disposals	0	0	96

Depreciation at December 31	452	5,499	3,604

Balance at December 31	11	415	181

Depreciation period	3 - 5 years	3 - 5 years	2 - 5 years

Note 7. Investments in portfolio companies

DKK 1,000
Acquisition price at January 1	110,124
Adjustments regarding consolidation as affiliated companies	(22,373)
Acquisitions	10,612
Disposals	0

Acquisition price at December 31	98,363

Write-downs and write-ups
Revaluation at January 1	286
Revaluation for the year	(15,000)

Revaluation at December 31	(14,714)

Book value at December 31	83,649

T H E G R O U P
NOTES

Note 7. Investments in portfolio companies (continued)

Investments in portfolio companies are as follows:

57.2% of the share capital of Sifira A/S (CVR No. 25 37 92 25) with registered office in the Copenhagen municipality. The share capital is DKK 695,694.

22.5% of the share capital of Comlog A/S (CVR No. 20 17 32 89) with registered office in Aabybro municipality. The share capital is DKK 2,000.000.

48.2% of the share capital of Scalado AB with registered office in Lund, Sweden. The share capital is SEK 228,393.

10.9% of the share capital of Hymite A/S (CVR No. 21 82 58 40) with registered office in Lyngby-Taarbæk municipality. The share capital is DKK 1,971,901.

16.8% of the share capital of Decuma AB with registered office in Lund, Sweden. The share capital is SEK 2,437,977.

16.7% of the share capital of Danacell A/S (CVR No. 17 28 69 43) with registered office in Soelleroed municipality. The share capital is DKK 500,000.

22.3% of the share capital of Tpack A/S (CVR No. 26 20 67 23) with registered office in Ballerup municipality. The share capital is DKK 2,540,712.

Note 8. Financial leasing

Leasing contracts for various IT equipment with a 1 to 3-year term, to be used in portfolio companies and affiliated companies.

Gross outstanding amount from financial leasing is as follows:

DKK 1,000
Due within 1 year	503
Due 1-3 years	169

Gross outstanding amount	672

Not earned, future financial income	20

Net book value financial leasing	652

T H E G R O U P
NOTES

Note 9. Liquidity and capital resources

Of the Group’s total cash position amounting to tDKK 11,184, the Group has at its disposal tDKK 573, which is callable within three months.

The remaining amount of tDKK 10,666 represents restricted cash, which the Group does not have at its disposal within three months.

Note 10. Restructuring charges

	Balance				Balance
	Jan. 1	Reversal	Additions	Paid	Dec. 31
Legal and other assistance	239	0	0	122	117
Other	794	400	0	47	347

	1,033	400	0	169	464

It is expected that provisions for restructuring charges will be made before the end of financial year 2005.

Note 9. Contingent liabilities

The Company has entered into non-cancelable operating leases with the possibility to sublease, which expire during 2006, with a net lease commitment as at December 31, 2004 of minimum tDKK 804 (2003: tDKK 1,186), distributed as follows:

	Head office	Other	Total
2005	409	599	1,008
2006	351	0	351

Net minimum lease commitments	760	599	1,359

Liabilities regarding operational leasing regarding automobiles is tDKK 138.

The Group is involved in litigation relating to claims regarding the Group’s former activities, but it is the management’s opinion that, in case of judgment against the Company, these claims would not have material adverse effect on the Group’s result of operations or its financial position.

The Company has provided Midt Factoring A/S with a guarantee of tDKK 2,343 for a credit facility against invoices granted to an affiliated company.

T H E G R O U P
NOTES

Note 12. Fee to auditors

	2003	2004
	DKK 1,000	DKK 1,000
Fee for statutory audit, Ernst & Young	235	362
Fee for statutory audit, KPMG C. Jespersen	85	81
Fee for other services than statutory audit, Ernst & Young	650	505
Fee for other services than statutory audit, KPMG C. Jespersen	39	0

	1,009	948

Note 13. Guarantees

	2003	2004
	DKK 1,000	DKK 1,000
Account receivables	0	5,771
Cash positions	10,033	10,666
Mortgage on trade marks	0	17,977

Total guarantees	10,033	34,414

Note 14. Adjustments to cash flow

	2003	2004
	DKK 1,000	DKK 1,000
Depreciation and write-down fixed assets	210	16,159
Changes in restructuring provisions/provisions for warranty	(12,653)	(568)
Revaluation of portfolio companies	(4,035)	15,000
Interest receivable and similar income, net	(1,776)	235
Income tax of net income	(371)	38
Other adjustments	356	0

Total adjustments	(18,269)	30,864

T H E G R O U P
NOTES

Note 15. Related parties

The Group has no related parties with controlling interest.

The Group’s related parties with considerable influence comprise affiliated companies, portfolio companies, board of directors and management including such persons’ close family members. Related parties also include companies in which the before-mentioned groups of persons have substantial interests.

The Group has given loans to both affiliated companies as well as portfolio companies. Other than such transactions, the Group has not had any transactions with related parties during 2004, except normal payments to management and members of the board of directors.